CONSENT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

We consent to the use in this annual report on Form 40-F of Strathmore Minerals Corp. of our report dated April 22, 2008 relating to the consolidated balance sheets of Strathmore Minerals Corp. as at December 31, 2007 and 2006, and the consolidated statements of operations and deficit, comprehensive loss, accumulated other comprehensive loss and cash flows for the years ended December 31, 2007, 2006 and 2005 and relating to the effectiveness of Strathmore Mineral Corp.'s internal control over financial reporting as at December 31, 2007.

Chartered Accountants

Vancouver, Canada

July 3, 2008

1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, B.C., Canada V7Y 1G6

Telephone (604) 687-0947  Fax (604) 687-6172